UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
 FORM SD
Specialized Disclosure Report
_______________________________________________________________________

Blue Nile, Inc.
__________________________________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-50763	91-1963165
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

411 First Avenue South, Suite 700 Seattle, Washington		98104
(Address of principal executive offices)		(Zip Code)

Lauren Neiswender
General Counsel and Corporate Secretary
(206) 336-6700
________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Mineral Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Introduction
This Form SD of Blue Nile, Inc. is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2015 to December 31, 2015 (the “Reporting Period”). Throughout this report, “Blue Nile”, “we”, “us” or “our” means Blue Nile, Inc. and its consolidated subsidiaries.
The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals (the “Conflict Minerals”) are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Form SD are the Democratic Republic of Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.
Blue Nile is a retailer of certified diamonds and fine jewelry. As part of the design of its jewelry, Blue Nile “contracts to manufacture” jewelry which may contain, in certain cases, gold, tungsten, tin and tantalum (the “Covered Goods”). Accordingly, Blue Nile has concluded that Conflict Minerals are necessary to the functionality or production of its products and, thus, Blue Nile believes it is covered by the Rule. Blue Nile’s products are manufactured by its suppliers in accordance with its specifications. Following this determination, Blue Nile undertook a good-faith reasonable country of origin inquiry (“RCOI”), which was reasonably designed to determine whether any of the Covered Goods included in its products originated in the Covered Countries and whether any such Covered Goods may be from recycled or scrap sources. Gold is the most prevalent Covered Good supplied to Blue Nile.
Reasonable Country of Origin Inquiry
As part of its 2015 RCOI, Blue Nile performed the steps summarized below.
First, Blue Nile identified all suppliers that may have supplied Blue Nile with Covered Goods during the Reporting Period (the “Suppliers”). Then, on January 26, 2016, Blue Nile sent a questionnaire, which was based on the conflict minerals reporting template developed by the Conflict-Free Sourcing Initiative (the “Supplier Inquiry Report”), to its Suppliers requesting they:

a.	review and complete the Supplier Inquiry Report; and

b.	agree to participate in a training webinar conducted by senior employees of Blue Nile familiar with the Rule (the “Designated Employees”) on an annual basis.
The Supplier Inquiry Report is a series of questions designed to determine: (1) whether the Supplier supplied Covered Goods during the Reporting Period; (2) if Covered Goods were supplied by the Supplier during the Reporting Period, whether the Covered Goods may have originated in one of the Covered Countries; and (3) the processes and procedures used by the Suppliers to determine the origin of the Covered Goods. Suppliers had also been previously given a packet of information prepared by Blue Nile outlining the requirements of the Rule and Blue Nile’s procedures and process to comply with the Rule. Blue Nile also hosted two live webinars for its Suppliers on November 5, 2015, which included training on Blue Nile’s policies and procedures regarding Conflict Minerals. All of our Suppliers received the training materials and either watched the webinar live or were provided a link to a recording of the webinar.

Each of Blue Nile’s Suppliers, performed steps (a) and (b) above. All of the Suppliers stated either (1) they do not intentionally add the Covered Goods to their products; or (2) they require their direct suppliers be DRC conflict-free. Additionally, all of the Suppliers stated that they do not source from smelters located in the Covered Countries. Once Blue Nile received the completed Supplier Inquiry Reports, senior employees at Blue Nile familiar with the Rule: (1) reviewed the responses in the completed Supplier Inquiry Reports from each Supplier; (2) where necessary, followed-up with Suppliers to ask additional clarifying questions; (3) summarized the procedures and the results; (4) reported the results to Blue Nile’s General Counsel and Blue Nile’s Compliance Committee, which is a cross-functional committee of senior employees responsible for compliance within Blue Nile, including the Rule; and (5) reported the results to Blue Nile’s Chief Executive Officer and Chief Financial Officer.
Reasonable Inquiry Conclusion
Based on this RCOI, Blue Nile has concluded that it does not have reason to believe the Covered Goods used in its products may have originated in one of the Covered Countries or is otherwise from recycled or scrap sources. This Form SD is publicly filed with the Securities and Exchange Commission and both this Form SD and Blue Nile’s conflict mineral policy are available at http://investor.bluenile.com/sec.cfm.1

Item 1.02 Exhibit
Not required.
Section 2 - Exhibits
Item 2.01 Exhibits
None.

1The content of the website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Blue Nile, Inc.
(Registrant)
Dated: May 10, 2016	By: /s/ Lauren Neiswender
Lauren Neiswender
General Counsel and Corporate Secretary